FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
JANUARY 8, 2004

CHINESE GOVERNMENT APPROVES LJ INTERNATIONAL’S
EXPANSION IN THE CHINESE JEWELRY MARKET.
LJI ESTABLISHES NEW CORPORATION
TO BOOST ITS EXPANSION INTO CHINESE MARKET

HONG KONG and LOS ANGELES, January 8, 2004 — LJ International, Inc. (Nasdaq: JADE) one of the fastest-growing fine jewelry companies in the world, today announced that the Chinese government has approved the corporation in People’s Republic of China (PRC) to further its expansion in the fast-growing Chinese jewelry market. The new entity, Lorenzo China Corporation, is based in Shenzhen, China and will be engaged in selling, branding and franchising LJI’s Lorenzo brand of jewelry throughout the PRC.

The establishment of a separate PRC corporation allows LJI, to expand Chinese jewelry market, now estimated at about $12 billion annually but expected to grow significantly faster than U.S., European or other large markets in coming years.

“Events such as China’s inclusion in the World Trade Organization have put China on the road to full integration in the world economy, so more than ever it is essential for any global company such as LJI to have a major Chinese presence,” said LJI Chairman and CEO Yu Chuan Yih. “Lorenzo China Corporation not only puts LJI in position to profit from all the advantages of a domestic PRC entity, but it also signals our intent to develop a jewelry business in China comparable in market share to our more established businesses in the U.S. and elsewhere.”

About LJ International

LJ International Inc., (“LJI”) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at
http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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